UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2016
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bakken Resources, Inc.
Full Name of Registrant

Multysis Language Solutions, Inc.
Former Name if Applicable

825 Great Northern Blvd., Expedition Block, Suite 304
Address of Principal Executive Office (Street and Number)

Helena, MT 59601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information to be presented in the registrant’s Form 10-K for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without unreasonable effort or expense to the registrant. In addition, the registrant’s plans to submit all past-due Form 10-Qs at approximately the same time as the Form 10-K to which this form corresponds, as described below in Part IV of this form.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Bakken Resources, Inc. (the “Company,” “BRI,” “we,” “us,” or “our”) includes this discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect our company and to take advantage of the “safe harbor” protection for forward-looking statements that applicable federal securities law affords.

From time to time, our management or persons acting on our behalf may make forward-looking statements to inform existing and potential security holders about our company. All statements other than statements of historical fact included in this report regarding our financial position, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance are forward-looking statements. When used in this report, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “target,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may,” or other words or similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, trends, or operating results also constitute forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) could cause actual results to differ materially from those set forth in our forward-looking statements, including but not limited to the following: general economic or industry conditions, economic conditions nationally or in the communities in which our company conducts business, changes in the interest rate, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, as well as other economic, competitive, governmental, regulatory, or technical factors affecting our company's operations, products, services, or prices.

We base forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties. Most of these things are difficult to predict and are beyond our control. Accordingly, results actually achieved may differ materially from expected results in forward-looking statements. Such statements speak only as of the date they are made. You should consider carefully the statements in “Item 1A. (Risk Factors)” of our past and forthcoming Annual Reports on Form 10-K, which describe factors that could cause our actual results to differ from those set forth in our forward-looking statements. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements, other than required by law or applicable regulation.

Readers are urged to carefully review and consider our various disclosures in our reports filed with the United States Securities and Exchange Commission (“SEC”), which attempt to advise of the risks and factors that may affect our business, financial condition, results of operation, and cash flows. If one or more of these risks or uncertainties materializes, or if our underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Karen Midtlyng	(406)	442-9444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

The Company has not yet filed quarterly reports on Form 10-Q for the first, second, or third quarter of fiscal year 2016, ended March 31, June 30, and September 30 of 2016, respectively. We anticipate filing such quarterly reports concurrently with or shortly after filing our annual report on Form 10-K for fiscal year 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently in the process of reviewing the treatment of certain transactions. The resulting determinations may result in material changes in the results of operations from the corresponding fiscal period for the last fiscal year. No assurances can be given at this time that the Company will in fact file financial statements with any significant changes in results of operations from the corresponding fiscal period for last year. As a result of our ongoing review, the Company is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the Company is unable to give an estimate of results at this time. The Company anticipates filing its Annual Report on Form 10-K on or before the extended deadline, or within a reasonable period thereafter. This narrative is provided in order to assure compliance with the requirements of this Form 12b-25.

Bakken Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2017	By	Dan Anderson, CFO and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.